March 16, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Attn: Ibolya Ignat, Brian Cascio, Chris Edwards, Tim Buchmiller

Re:	Kolaboration Ventures Corporation
Offering Statement on Form 1-A
File No. 024-11791

Dear Sir or Madam:

We understand that the Staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the Offering Statement on Form 1-A (the “Offering Statement”) of Kolaboration Ventures Corporation (the “Company”). We hereby request that the Commission approve the qualification of the Offering Statement as of 4:00 PM Eastern Daylight Time on March 17, 2022.

We request that a member of the Staff notify us of such qualification by a telephone call to Ms. Valerie D. Bandstra at (641) 204-1990. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to Valerie D. Bandstra via email at valerie@weintraublawgroup.com.

Sincerely,

Kolaboration Ventures Corporation

By:	/s/ Charles Wesley
Charles Wesley
Chief Financial Officer

cc: Valerie D. Bandstra, Esq.